FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

January 4, 2024.

Item 3 News Release

The press release attached as Schedule "A" was released on January 4, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

January 4, 2024.

Schedule "A"

HIVE Digital Increases HODL Position and Provides December 2023 Production and Corporate Update

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - January 4, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to announce the unaudited production figures from the Company's global Bitcoin operations for the month of December 2023, with 282.8 Bitcoin produced. The Company has maintained over 3.95 Exahash ("EH/s") of Bitcoin mining capacity on average for December 2023, including ASIC and GPU BTC hashrate (all amounts in US dollars, unless otherwise indicated).

Summary Overview:

  HIVE produced 282.8 Bitcoin in the month of December 2023, from ASIC and GPU mining operations, representing an average of 71.6 Bitcoin Per Exahash, with an average hashrate of 3.95 EH/s for the month of December;
  HIVE produced an average of 9.1 BTC per day in December, which amounts to approximately 1% of the global network;
  HIVE ended the month of December with 4.08 EH/s of mining capacity, including ASIC and GPU BTC hashrate, consistent with the prior month.

The Company's HODL position at the end of December 2023 was 1,707 BTC, which is 80 BTC higher than the prior month.

Appointment of COO and CIO

HIVE is pleased to announce the appointment of Luke Rossy to Chief Operating Officer ("COO") and Mario Sergi to Chief Information Officer ("CIO").

Frank Holmes, the Executive Chairman of HIVE, said, "Luke Rossy has been with HIVE since we acquired our New Brunswick data center from GPU One almost 3 years ago and we are proud to promote him as our Chief Operating Officer. In this time, he has demonstrated a strong work ethic, a curiosity to learn with improved critical thinking and an initiative to learn and tackle new challenges. Luke has taken on leadership roles to manage and support our global team and ASIC mining operations." Aydin Kilic, HIVE's President and CEO said "I have worked very closely with Luke in this time, where our goal has been for HIVE to lead as the most efficient Bitcoin miner. Coming from a strong foundation of code implementations in novel applications in proof-of-work algorithms, additionally, Luke has represented HIVE globally at Bitcoin industry conferences, and has developed a mastery of Bitcoin mining systems and analytics."

"Mario Sergi, who joined HIVE in August 2021, brings a wealth of experience to HIVE as well in his current role as Operations and Infrastructure Manager," Mr. Kilic added. "Since joining HIVE, he has expanded his horizons immensely, implementing new systems and network architectures to bolster the company's GPU business operations out of Tier 3 data centers, laying the foundation for our AI infrastructure. Mario has been diligent, resourceful, and has exhibited the discipline and tactical skill to oversee the Company's information systems globally."

December 2023 Production Figures

The Company's total Bitcoin production in December 2023 was:

  273.5 BTC produced from ASICs from an average hashrate of 3.82 EH/s from ASICs in December;
  8.8 BTC produced per day on average from ASICs, and 71.6 BTC/EH from ASICs in December;
  4.08 EH/s of BTC month-end hashrate as of December 31, comprised of 4.05 EH/s of ASIC BTC hashrate and 0.03 EH/s of GPU BTC hashrate;
  Consistent month-over-month end BTC ASIC hashrate (November 30 month-end was 4.03 EH/s);
  Monthly average of 3.95 EH/s, comprised of an average of 3.82 EH/s of ASIC mining capacity and an average of 130 PH/s of Bitcoin GPU mining capacity during the month of December;
  This is a 4.6% month-over-month decrease in BTC average hashrate from ASICs and GPUs combined (November average BTC hashrate was 4.14 EH/s).

New Brunswick Facility Update

The New Brunswick facility is currently operating at 1.8 EH/s, while the substation is undergoing final maintenance. The full potential for the facility, which is expected to resume operations in January 2024, should return to 2 EH/s. The Company notes that prior to maintenance, the peak operating total global hashrate was 4.3 EH/s.

Bitcoin Global Network Mining Difficulty Is Volatile

Network difficulty factors continue to be a significant variable contributing to the Company's gross profit margins. The Bitcoin network difficulty was 68 T as of December 1, and increased to an all-time high of 72 T as of December 31. Accordingly, Bitcoin mining difficulty ended the month of December about 6% higher than the beginning of the month.

The Bitcoin network difficulty is a publicly available statistic, which reflects the total number of Bitcoin miners online. This is an important metric in analyzing a company's gross profit margins, along with the number of Bitcoin produced. This data is publicly available on many websites, including Blockchain.com.

As more Bitcoin is mined (difficulty increases), the daily Bitcoin block reward (which presently is fixed at 900 Bitcoin per day), gets split amongst more miners; thus, each miner receives a smaller portion of the block reward. Conversely, as Bitcoin prices fall, many miners may lose money and power down, thus taking their hashrate off the network, causing network difficulty to decrease.

Those miners with the lowest costs of production, by virtue of having more efficient machines and/or lower energy costs, are able to continue production during these volatile cycles. Not all miners will continuously mine during the month. As a result, some miners will produce less Bitcoin than expected, relative to their advertised hashrate. For the foregoing reasons, HIVE will self-curtail part of its operations if the unhedged spot energy prices are uneconomical, thereby leaving part of its total gross hashrate unutilized.

All Bitcoin miners are striving to use the most efficient Bitcoin ASIC chips, and HIVE is happy that it has been able to upgrade its global fleet during this crypto market downturn.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for December 2023; the acquisition, deployment and optimization of the mining fleet and equipment; the volatility of global network mining difficulty; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to, the volatility of the digital currency market; the volatility of global network mining difficulty; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry, the introduction of proposed cryptocurrency regulatory legislation in the United States and other countries; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program, private placements of the Company's securities and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies should there be a resurgence, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/193168